Exhibit 99.1

324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com

Date: February 20, 2026

To: All Canadian Securities Regulatory Authorities

Subject: NUTRIEN LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual Meeting

Record Date for Notice of Meeting:	March 18, 2026

Record Date for Voting (if applicable):	March 18, 2026

Beneficial Ownership Determination Date:	March 18, 2026

Meeting Date:	May 06, 2026

Meeting Location (if available):	Virtual Meeting

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

 Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	67077M108	CA67077M1086

Sincerely,

Computershare

Agent for NUTRIEN LTD.